Delisting Determination,The Nasdaq Stock Market, LLC, September 27, 2018, Aralez Pharmaceuticals Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Aralez Pharmaceuticals Inc. (the Company), effective at the opening of the trading session on October 8, 2018. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified
of the Staffs determination on August 10, 2018. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on August 21, 2018.